SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. 1)1

                              SAMSONITE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    79604v105
                                 (CUSIP Number)

                             Hugh T. McCormick, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                               New York, NY 10019
                                  212-424-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 12, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

______________________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.    79604v105                13D                    Page 2 of  7  Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Artemis American Partnership
     IRS Employer Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                                           (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

      SHARES                            0
                               -------------------------------------------------
      BENEFICIALLY             8        SHARED VOTING POWER

     OWNED BY                           5,945,189
                               -------------------------------------------------
      EACH                     9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
      PERSON                   10       SHARED DISPOSITIVE POWER

      WITH                              5,945,189
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,945,189 shares of Common Stock
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.    79604v105                13D                    Page 3 of  7  Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Artemis Finance SNC
     IRS Employer Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                                           (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

      SHARES                            0
                               -------------------------------------------------
    BENEFICIALLY               8       SHARED VOTING POWER

     OWNED BY                          5,945,189
                               -------------------------------------------------
       EACH                    9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               -------------------------------------------------
      PERSON                   10       SHARED DISPOSITIVE POWER

      WITH                              5,945,189
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,945,189 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.    79604v105                13D                    Page 4 of  7  Pages
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--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Artemis
     IRS Employer Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [_]
                                                           (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
     NUMBER OF                 7       SOLE VOTING POWER

      SHARES                           0
                               -------------------------------------------------
   BENEFICIALLY                8       SHARED VOTING POWER

     OWNED BY                          5,945,189
                               -------------------------------------------------
       EACH                    9       SOLE DISPOSITIVE POWER

     REPORTING                         0
                               -------------------------------------------------
      PERSON                   10      SHARED DISPOSITIVE POWER

      WITH                             5,945,189
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,945,189 shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.    79604v105                13D                    Page 5 of  7  Pages
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     This  Amendment  No. 1 ("Amendment  No. 1") to the Schedule 13D  originally filed jointly by Artemis American Partnership ("Artemis America"), Artemis Finance SNC ("Artemis Finance") and Artemis ("Artemis", and together with Artemis America and Artemis Finance, the "Reporting Persons") relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer").

Item 3.   Source and Amount of Funds or Other Consideration.

     See the information set forth under "Item 4. Purpose of Transaction."

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended by adding the following immediately prior to the sixth paragraph from the beginning of that Item:

          In accordance with the Backstop Arrangement, on November 5, 1999 Artemis America purchased from the Issuer approximately 484 shares of Convertible Preferred Stock for an aggregate purchase price of $12,294,996, and AIF purchased from the Issuer approximately 484 shares of Convertible Preferred Stock for an aggregate purchase price of $12,295,002. The Convertible Preferred Shares acquired by Artemis America on November 5, 1999 are convertible into 2,049,166 shares of Common Stock; the Convertible Preferred Shares acquired by AIF on November 5, 1999 are convertible into 2,049,167 shares of Common Stock. On July 13, 1999, Artemis America purchased from AIF 500 shares of Convertible Preferred Stock for an aggregate purchase price of $12,705,000. On November 5, 1999, regulatory approvals that were a condition precedent to the ability of the Reporting Persons to convert their Convertible Preferred Stock into Common Stock were obtained.

          Upon consummation of the Rights Offering, the Conversion Price for all Convertible Preferred Stock became fixed at $6.00 per share.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated to read as follows:

     (a) Artemis America beneficially owns an aggregate of 5,945,189 shares of Common Stock including 4,166,666 shares of Common Stock that may be acquired upon conversion of approximately 984 shares of Convertible Preferred Stock held by Artemis America. Artemis Finance and Artemis as general partners of Artemis America may be deemed to be the beneficial owners of the shares owned by Artemis America. This represents approximately 38.3% of the number of shares of Common Stock outstanding.

     AIF beneficially owns an aggregate of 5,945,901 shares of Common Stock, including 4,166,667 shares of Common Stock that may be acquired upon conversion of approximately 984 shares of Convertible Preferred Stock held by AIF.

     As a result of the Stockholders Agreement, the Reporting Persons and AIF may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.



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CUSIP No.    79604v105                13D                    Page 6 of  7  Pages
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The Reporting Persons expressly disclaim  beneficial  ownership of any shares of
Common Stock other than the Transferred Shares, including any shares of Common Stock beneficially owned by AIF or any other party and further disclaim the existence of a group.

     (b) The Reporting Persons may be deemed to have shared dispositive power with respect to 5,945,189 shares of Common Stock.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

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CUSIP No.    79604v105                13D                    Page 7 of  7  Pages
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     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  November 12, 1999

                                   ARTEMIS AMERICAN PARTNERSHIP


                                   By:  /s/  Emannuel Cueff
                                            Name:  Emmanuel Cueff
                                            Title:   General Secretary

                                   ARTEMIS FINANCE SNC


                                   By:  /s/  Emannuel Cueff
                                            Name:  Emmanuel Cueff
                                            Title:   General Secretary

                                   ARTEMIS


                                   By:  /s/  Emannuel Cueff
                                            Name:  Emmanuel Cueff
                                            Title:   General Secretary